BENDA PHARMACEUTICAL, INC.
Room 13, Floor 25, Sunny New World Tower,
No. 231 Xin Hua Road, Jianghan District,
Wuhan, Hubei, PRC. Post Code: 430015

November 8, 2007

VIA REGULAR MAIL
AND EDGAR
John L. Krug
Staff Attorney, Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	Benda Pharmaceutical, Inc.
Registration Statement on Form SB-2
Filed July 5, 2007
File No. 333-143633

Dear Mr. Krug:

We are in receipt of your comment letter dated August 1, 2007 regarding the above referenced filing. As requested in your letter, we provide responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses, which are reflected in the attached Amendment No. 1 to Form SB-2.

FORM SB-2

General

1.
Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. In instances where you have included a graphic representation of a product candidate that has not yet received FDA approval, you should specifically state the product is not FDA approved. Please note we have comments regarding these materials.

Answer: Please note that such graphics have been provided supplementally.

2.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Answer: It has been noted that the examples provided are not complete lists, but merely illustrations of the comments.

3.
It appears that WallSt.net’s July 26, 2007 interview with Eric Yu may be considered a free writing prospectus. Please file a transcript of the interview by August 1, 2007 or provide us with your analysis supporting your determination that you are not required to file the free writing prospectus.

Answer:  The transcript of the interview with Mr. Eric Yu has been filed and a copy is enclosed herewith.

4.
We note that your website includes information that is not included in your prospectus, including but not limited to your financial projections for 2008. Please revise your prospectus to include this information. You should also include all assumptions that your projections are based in and sources for market and industry information. Alternatively, remove these items from your website. Additionally, you have stated in your website that the forward looking statements are protected by the safe harbor. As you are a penny stock company, the safe harbor is not available. Please refrain from stating that your forward looking statements fall within the safe harbor.

Answer: The Company is in the process of removing the forward looking information, including the financial projections for 2008 and the reference to the safe harbor, from its website.

5.
We note that the selling shareholders are selling the shares of common stock at prevailing market prices or privately negotiated transactions. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering. And the selling security holders, the transaction appears to be a primary offering. It appears that you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) and the selling shareholders must set a price at which the shares will be offered.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationship among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that are returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•
The discount at which the selling shareholders will purchase the common stock underlying the convertible securities (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Facing Page

6.	Please revise the facing page to include your agent for service in Delaware.

Answer:  The facing page has been revised to include the Company’s agent for service in Delaware.

7.	Revise to disclose when the 7,890,349 shares of common stock were issued.

Answer: The registration statement has been revised to disclose when the 7,890,349 shares of common stock were issued.

Our Company, page 2

8.	Please expand the discussion in the second paragraph to indicate when Benda Ebei, Jiangling Benda, Yidu Benda, Beijing Shusai, and Shenzhen SiBiono were formed.

Answer:  The second paragraph has been amended to indicate when the above referenced companies were formed.

9.	Please define the term “high value, branded medicines…”

Answer: The term “high value, branded medicines” has been deleted.

10.	Please state whether the prices, revenues and income referred to in the prospectus are stated in the United States dollars.

Answer: The section has been revised to specify that the prices, revenues, and income referred to in the prospectus are stated in United States dollars.

Share Exchange Transaction, page 2

11.	Please expand the discussion to identify Applied Spectrum.

Answer: The section has been revised to identify Applied Spectrum.

Recent Financing, page 3

12.
Please revise to disclose that the warrants have full ratchet anti-dilution protection. Additionally, revise the discussion of the warrants on page 26 to describe these provisions, including how the exercise price and the number of shares may be affected. To the extent that these provisions present a potential risk, please consider including risk factor disclosure.

Answer: Please note that the section on Recent Financing has been revised to disclose that the warrants have full ratchet anti-dilution protection. Additionally, the discussion on warrants on page 26 has been revised to describe the anti-dilution provisions.

Shenzhen SiBiono GeneTech Co., Ltd., page 3

13.	Please update the disclosure to indicate whether and when the RMB 60,000,000 was paid. Please provide similar disclosure for the payments due Yaojin Wang and Huimin Zhang.

Answer: The disclosure has been updated to indicate that as of June 30, 2007, an amount of RMB46,741,715 was paid out of total Rmb60,000,000 and an amount of RMB2,510,866 was paid out of total Rmb2,560,000.

14.
Please disclose the value of the 2,100,000 shares to be issued pursuant to the Financial Consultancy Agreement. Provide similar information about the shares issued pursuant to the Technical Consultancy Agreement.

Answer: The SB-2 has been revised to disclose the value of the shares issued pursuant to the Financial Consultancy Agreement and the Technical Consultancy Agreements.

15.
The discussion pertaining to the agreement with Super Pioneer and Messrs. Wang and Zhang refers to a public trading price of the “3.6 per share.” If you intended to use the price $3.60, please revise the relative discussion accordingly and/or include the price called for by the agreements.

Answer: The section has been revised to clarify that the trading price called for in the agreements is $3.60.

16.	Please disclose the public trading price on the date of the Financial Consultancy Agreement and the Technical Consultancy Agreement and at the end of the three month period.

Answer: This section has been revised to disclose the public trading price on the date of the Financial Consultancy Agreement and the Technical Consultancy Agreement and at the end of the three month period.

Contact Information, page 4

17.	Since you are a Delaware corporation, please include contact information for your agent for service in Delaware.

Answer: The contact information has been updated to include the Company’s agent for service in Delaware.

Risk Factors-General

18.
Please consider including a risk factor addressing your obligation to repurchase shares of common stock at a price of $3.60 if the market price of the common stock is less than $3.60 at the end of a 3 month period. The risk factor discussion should disclose when the three month period ends, the market price of the common stock as of the end of the three month period or the most recent date practicable and the aggregate amount you may be required to pay.

Answer: A risk factor has been added addressing the Company’s potential obligation to repurchase the shares of common stock at a price of $3.60 per share.

“We need to manage growth in operations…”,page 5

19.	Please revise to provide information about your planned growth activities and explain the activities that must be done to manage this growth.

Answer: The risk factor has been expanded to provide information about the company’s planned growth activities and how the company plans on managing this growth.

“We cannot assure you that our acquisition growth strategy will be successful…”, page 5

20.	Please revise to more specifically describe the potential negative effects on your growth, future financial condition, results of operations or cash flows.

Answer: The risk factor has been revised to clarify that if the Company’s acquisition growth strategy is not successful, the Company’s revenues and profit will be solely dependent on organic growth.

“We currently do not maintain any insurance…” page 6

21.
Your risk factor heading states that you do not have insurance and the discussion refers to damage not covered by insurance. Please revise the discussion to clarify that you do not have any insurance and no damages would be covered by insurance.

Answer: Please note that the risk factor has been deleted as the Company does maintain an insurance policy for the properties, including equipments and facilities and inventories, for Benda Ebei; Jiangling Benda and SiBiono. The policy for Yidu Benda will be arranged when it resumes its production.

“We have previously had an explosion at our Yidu plant…” page 5

22.	We note the discussion in the following risk factor concerning the absence of property insurance. Please clarify whether you have insurance for injuries to and/or death of your employees.

Answer:  The risk factor has been revised to disclose that the Company does not currently have any insurance policy for Yidu Benda due to the fact that it was temporarily closed since January 2007. However, once Yidu Benda resumes to its production, the Company will deploy appropriate insurance policy for the workers.

“If we are not able to implement our strategies…” page 6

23.	This risk is similar to the first three risk factors and should be combined.

Answer: The risk factor has been combined with the first risk factor.

24.	Additionally, your revised disclosure should describe the circumstances, bases, assumptions, risks, uncertainties, strategies and objectives that you refer to.

Answer:  The revised risk factor has been expanded to clarify the circumstances, bases, assumptions, risks, uncertainties, strategies and objectives that the Company refers to.

“If we need additional capital…”, page 6

25.	To the extent practicable, please quantify the risk. For example, how much do you anticipate you will need for plant expansion and new equipment and when will you need it?

Answer: The risk factor has been revised to quantify the risk.

“Jiangling Benda and Yidu Benda currently are entitled to a beneficial tax exemption…” page 6

26.	Please expand the discussion to place the risk in context. For example, when did the two year period begin and what is the extent of the potential tax contingency?

Answer: The risk factor has been expanded to disclose that the beneficial tax exemption of Jiangling Benda and Yidu Benda was started on November 4, 2005, and they would subject to corporate income tax rate 16.5% starting from November 4, 2007 and they would subject to corporate income tax at 33% starting from November 4, 2010.

If Jiangling Benda and Yidu Benda could not have any beneficial tax exemption, the tax contingency, at full rate 33%, would be as follows:

a)	For the year of 2005: Jiangling Benda: zero; Yidu Benda: approximately $475,000;

b)	For the year of 2006: Jiangling Benda: zero; Yidu Benda: approximately $765,000.

“We may have difficulty defending our intellectual property rights…” page 7

27.
Please expand the discussion to clarify the extent of the potential risk. For example, what percentage of your product sales are made in PRC? In addition, have you brought any claims for infringement or had any such claims filed against you? If so, please provide additional disclosure.

Answer: Please be advised that all of the Company’s product sales are to clients in PRC, and that the Company has not brought any claims of infringement and is unaware of any claims for infringement brought against the Company.

28.
Please explain the meaning of “SFDA” the first time it is used. Additionally, we note your statement on page 29 that it is analogous to the FDA. Please tell us how you have determined that it is analogous. According to some articles, the drug approval process in China is less rigorous than in the United States. If this information is accurate, then the statement that the SFDA is analogous to the FDA should be revised to clarify.

Answer: The risk factor has been revised to explain the term SFDA. The statement that the SFDA is analogous to the FDA has been removed from the registration statement.

“We depend on the supply of raw materials, and any adverse changes in such intense competition…” page 7

29.
To the extent you rely on any sole source supplier, identify the supplier and the products that are dependent on raw materials from that supplier. If you are substantially dependent on these products, and therefore these suppliers, you should file any supplier agreements with them and disclose the material terms of the agreements. If you have no such agreements with these parties, disclose that you have any agreements with them.

Answer: The risk factor has been revised to disclose that the company does not depend on any sole source suppliers, since the raw materials market is open in the sense that the Company has plenty of choices of the suppliers. The Company only choose those suppliers who could offer better terms and having a long term co-operation relationship.

“Our products and the processes could expose us to substantial product liability…” page 7

30.	Please indicate whether you have insurance for potential liability and the extent of such coverage, if any.

Answer: The risk factor has been revised to disclose that the Company does not have insurance for potential liability.

31.	To the extent that the approval process is less rigorous in China than the US, please consider whether the less rigorous process presents a risk.

Answer: The Company does not believe that the approval process is less rigorous in China than in the US. The medicine examination and approval process is first carried out by the provincial government, and then a second approval process is required to be undertaken by the SFDA.

“We depend on our key management personnel…” page 7

32.	Please discuss the extent to which you have employment agreements with your chairman, vice president of operations, and vice president of technology.

Answer: The risk factor has been expanded to discuss the employment agreements with the Company’s officers.

33.	Please briefly describe the material term and termination provisions of your employment contracts, if any, with these key executives.

Answer: The risk factor has been expanded to describe the material terms and termination provisions of the employment contracts.

34.
To the extent you have experienced problems attracting and retaining key executives and scientists in the recent past, please revise the discussion to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

Answer: The Company does not believe that it has recently experienced problems attracting and retaining key executives and scientists. Additionally, the Company is not aware of any plans by any key employees to retire or leave the Company.

“We may never pay dividends to shareholders.” Page 8

35.	Please expand the discussion to explain why non-payment of the dividends may be a risk to shareholder.

Answer: Please note that the risk factor has been deleted.

“Management exercises significant control over matters requiring shareholder approval…” page 8

36.
We note your financial statements that Mr. Ying Wan and Ms. Wei Xu each have voting power equal to approximately 24% of your voting securities and that management has combined voting power equal to 48% of your voting securities. However, on page 24, you state that all the officers and directors as a group beneficially own 31.23% of the securities. These statements appear inconsistent. Please advise or revise.

Answer: The risk factor has been revised to coincide with the percentages of ownership listed on page 24.

“International operations require us to comply with a number of United States and international regulations…”page 8

37.	Please state whether you believe you are currently in compliance with such regulations.

Answer: The Company believes that it is currently in compliance with such regulations.

“We may have difficulty raising necessary capital…” page 9

38.	The discussion in this section appears to be similar to the risk discussed under “If we need additional capital to fund our growing operations…” Please consider combining the two risk factors.

Answer: The above mentioned risk factors have been combined.

“The recent nature and uncertain application of many PRC laws…”page 10

39.	Please expand the discussion to describe how PRC laws and regulations may impact your operations. In what ways may your operations be affected since you are not a domestic corporation?

Answer: Please note that the risk factor has been expanded to describe how PRC laws and regulations may impact the Company’s operations.

“Recent PRC regulations relating to the establishment of offshore special purpose companies…” page 11

40.	Please revise to explain the term “SAFE.”

Answer: The risk factor has been revised to explain the term “SAFE.”

41.	Please explain how the PRC regulations and/or non-compliance with these regulations may affect non-PRC residents.

Answer: Please note that the relevant regulations are set forth for the PRC residents only, therefore non-PRC residents are not affected.

“Currency conversion and exchange rate volatility…” page 11

42.	Please describe the restrictions on converting Renminbi into foreign currencies.

Answer:  The risk factor has been expanded to describe the restrictions on converting Renminbi into foreign currencies.

“We may be subject to the penny stock rules…”page 13

43.	As your stock is currently trading below $5.00, please revise your disclosure to state that you are subject to the penny stock rules, rather than state that you may be subject to them.

Answer: The risk factor has been revised to state that the Company is subject to the penny stock rules.

“The shares of common stock and the shares of common stock underlying the warrants…” page 13

44.	If this registration statement goes effective, the shares will no longer be restricted. Therefore, it is unclear why you have included this risk factor.

Answer: The above-referenced risk factor has been deleted.

The offering price bears no relationship to our assets…” page 13

45.
As you are registering the resale of shares that are outstanding and shares to be issued on the exercise of warrants and conversion of notes, this risk factor does not appear to apply to your offering. Please delete the risk factor or explain its significance in the context of this registration statement. Similarly, revise “There can be no assurance that the price of our shares of common stock will meet or exceed the exercise price…”

Answer: The above-referenced risk factor has been deleted.

Selling Security Holders, page 15

General

46.	For each non-natural person identified as a selling shareholder, provide the identity of the natural person with voting and investment control.

Answer: Please note that for each non-natural person identified as a selling shareholder, the identity of the natural person with voting and investment control has been identified.

47.
To the extent that any of the selling shareholders are broker dealers, please revise to identify them as underwriters. If any of the selling shareholders are affiliates of broker dealers, please include representations that they purchased the shares in the ordinary course of business and that they do not have plans to distribute the securities. If the selling shareholders are unable to make these representations, they should be identified as underwriters.

Answer: Please note that the table has been revised to specify whether any of the shareholders are broker dealers or affiliates of broker dealers.

48.
The remaining comments under “Selling Security Holders” request that you revise your filing to provide additional disclosure about the selling security holders or the transaction or transactions in which they purchased the registrant’s securities. We will consider your supplemental explanation if you believe a comment is inapplicable or a revision is unnecessary. Please be detailed as necessary in your explanation.

Answer: The table has been revised to disclose the transactions in which the shareholders purchased their shares.

Dollar value of underlying securities

49.
Please provide the total dollar value of the securities underlying the convertible promissory notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible promissory notes).

Answer: The total dollar value of the securities underlying the convertible promissory notes is $22,489,375, based on the market price of $1.65 as of March 28, 2007.

Payments to the investor and affiliates

50.
Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible promissory notes in this disclosure.

Answer: The tabular disclosure requested above has been provided in the registration statement.

51.
Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible promissory notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible promissory notes.

Answer: The tabular disclosure requested above has been provided in the registration statement.

Potential profits on conversion

52.	Please provide tabular disclosure of :

•
the possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible promissory notes, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible promissory notes” means the securities underlying the note that may be received by the persons identified as selling shareholders]:

•	the market price per share of the securities underlying the convertible promissory notes on the date of the sale of the convertible promissory notes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible promissory notes, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible promissory notes; and

•
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible promissory note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible promissory notes (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible promissory notes, calculated by using the market price per share on the date of the sale of the convertible promissory notes, calculated by using the market price per share on the date of the sale of the convertible promissory notes and the total possible shares underlying the convertible promissory notes;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible promissory notes calculated by using the conversion price on the date of the sale of the convertible promissory notes and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible promissory notes, calculated by subtracting the total conversion price on the date of the sale of the convertible promissory notes from the combined market price of the total number of shares underlying the convertible promissory notes on that date.

Answer: The tabular disclosure requested above has been provided in the registration statement.

53.
If there are provisions in the convertible promissory notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Answer: The tabular disclosure requested above has been provided in the registration statement.

Total potential profit from other securities

54.	Please provide tabular disclosure of:

• the total possible profit to be realized as a result of any conversion discounts for  securities underlying any other warrants, options, notes, or other securities of the  issuer that are held by the selling shareholders or any affiliates of the selling  shareholders, presented in a table with the following information disclosed  separately:

• Market price per share of the underlying securities on the date of the sale of that  other security;

• the conversion/exercise price per share is set at a fixed price, us the price per  share on the date of the sale of that other security; and

• if the conversion/exercise prior per share is not set at a fixed price and, instead,  is set at a floating rate in relationship to the market price of the underlying  security, use the conversion/exercise discount rate and the market rate per share  on the date if the sale of that other security and determine the conversion price per  share as of that date;

•  the total possible shares to be received under the particular securities (assuming  complete conversion/exercise);

• the combined market price of the total number of underlying shares, calculated  by using the market price per share on the date of the sale of that other security  and the total possible shares to be received;

• the total possible shares to be received and the date combines conversion price of  the total number of shares underlying that other security calculated by using the  conversion price on the date of the sale of that other security and the total possible  number of underlying shares; and

• the total possible discount to the market price as of the date of the sale of that  other security, calculated by subtracting the total conversion/exercise price on the  date of the underlying shares on that date.

Answer: The tabular disclosure requested above has been provided in the registration statement.

Comparison of issuer proceeds to potential investor profit

55.	Please provide tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible promissory notes transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 29;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible promissory notes and any other warrants, options, notes or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 29 and 30.

Answer: The tabular disclosure requested above has been provided in the registration statement.

56.
Further, please provide-as a percentage-of the total amount of all possible payments as disclosed in response to Comment 29 and the total possible discount to the market price of the shares underlying the convertible promissory notes as disclosed in response to Comment 30 divided by the net proceeds to the issuer from the sale of the convertible promissory notes, as well as the amount of that resulting percentage averaged over the term of the convertible promissory notes.

Answer: The tabular disclosure requested above has been provided in the registration statement.

Prior transactions between the issuer and the selling shareholders

57.
Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Answer: The tabular disclosure requested above has been provided in the registration statement.

Comparison of registered shares to outstanding shares

58.	Please provide tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible promissory notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding securities, options, or warrants.

Answer: The tabular disclosure requested above has been provided in the registration statement.

The issuer’s intention and ability to make all promissory note payments and the presence or absence of short selling by the selling shareholders

59.	Please provide the following information:

•	Whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
Whether-based on information obtained from the selling shareholders-any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible promissory note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible promissory note transaction, before the filing or after the filing of the registration statement, etc.).

Answer: The tabular disclosure requested above has been provided in the registration statement.

Relationships between the issuer and selling shareholders

60.	Please provide:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)-the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible promissory notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors if those persons) in connection with the sale of the convertible promissory notes.

It is your view that such a description of the relationships and arrangement between and among those parties already presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Answer: The Company believes that all relationships and arrangements referred to above have already been included in the registration statement.

The method by which the number of registered shares was determined

61.
Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

Answer: Please note that a description of the method for determining the number of shares has been provided.

Officers and Directors, page 21

62.
Briefly describe the specific business experience for the past five years for Messrs. Wan (tasks), Micek (dates/tasks), Gu, Long (co/dates/tasks), Song, and Wu. The disclosure should include applicable dates.

Answer: Please note that the SB-2 has been revised to disclose the specific business experience of the above mentioned officers and directors. Please note that Mr. Song has resigned his position as a member of the board of directors.

63.	Please revise to reference the beginning of each person’s appointment with an actual date, rather than referring to the “Closing.”

Answer: This section has been revised to reference the actual date of each person’s appointment.

Conflicts of Interest, page 23

64.	Please revise to describe any present conflicts of interest.

Answer: The Company has indicated that there are no known conflicts of interest.

Security Ownership of Certain Beneficial Owners and Management, page 24

65.	As Yiquing Wan and Wei Xu own XIA Pharmaceutical, they are the beneficial owners of the shares held by XIA. The table should indicate that they are also beneficial owners of the shares held by XIA.

Answer: The table has been revised to indicate that Mr. Wan and Ms. Xu are also the beneficial owners of the shares held by XIA.

Description of Securities, page 25

66.
We note the reference to convertible debentures in the discussion under “Registration rights.” Please revise your description of securities to include your convertible promissory notes and convertible debentures. In addition, please file these instruments as exhibits.

Answer: Please note that the Company has only issued convertible promissory notes, which have been included in the description of securities. The form of Note has been filed as an exhibit.

67.
With respect to the discussion of the convertible promissory note, please include a discussion of the “Make Good Agreement” referred to in footnote 14 on page F-13. In addition, consideration should be given to the inclusion of a risk factor describing the “Make Good Agreement.” We may have additional comments.

Answer: Please note that a discussion has been added to the description of securities regarding the Make Good Agreement.

68.
Please revise the discussion of your warrants to describe the full ratchet anti-dilution provisions. The discussion should explain how the exercise price and the number of shares issuable on exercise of warrants may be affected by a sale of common stock.

Answer: The description of the warrants has been revised to describe the full ratchet anti-dilution provisions.

History and Recent Developments, page 28

69.	Please expand your discussion to include the acquisition of Benda Pharmaceutical.

Answer: The discussion has been expanded to include the acquisition of Benda Pharmaceutical.

70.
We note your disclosure that Norwood Venture sold shares of your company to KI Equity Partners and that Timothy Keating is the majority member of Keating Investments which is the managing member of KI Equity Partners. Additionally, we note your statement that Kevin Keating is not affiliated with Keating Investments, KI Equity Partners or Keating Securities. The significance of Kevin Keating to your company is not clear. Please explain the affiliation between you and Kevin Keating.

Answer: Please note that the disclosure has been revised to clarify that Kevin Keating was the Company’s former president and sole officer.

Business, page 29

71.
You have disclosed information about products produced by Yidu Benda and Jiangling Benda for use in other products produced by Benda for 2004 and 2005. Please revise to provide the same information for 2006.

Answer: The section has been revised to clarify that products produced by Yidu Benda and Jiangling Benda were not sold for use in other products produced by Benda in 2006.

72.	Please clarify whether your Jiangling and Yidu facilities have GMP certification and the significance to your operations if you lose such certification.

Answer: This section has been revised to disclose that the Yidu Benda facility produces bulk chemical intermediates for raw material medicine and does not require GMP certification. The Jiangling Benda facility was closed for renovation in July 2004 in order to secure GMP certification. All workshops at the Jiangliing Benda facility need to pass GMP certification except for the Tetraacetylribofuranose shop. It is estimated that the Ribavirin workshop will pass GMP certification in October; and the comprehensive workshop, which produces Mesylate Levoflaxacin and Asarone, will apply for GMP certification at the end of October. If the Company is unable to obtain GMP certification, further delays and expenses will result, and the Company will be unable to operate out of such workshops until the GMP certification has been obtained.

73.	Please eliminate the use of footnotes and include the information in the text of the filing.

Answer: The Footnotes have been eliminated and the information has been included in the text of the filing.

74.
We note the reference to the designation as a High and New Technology Enterprise. We also note the designation expired July 6, 2007. Has the designation been renewed? Does this have any effect on the government support and incentives you receive?

Answer: The registration statement has been updated to disclose that the Company has already passed the reexamination for the designation and is merely awaiting the issuance of the license. The Company has not received support from the government to date.

75.	Please update the status of your Jiangling facility.

Answer: The disclosure has been updated to clarify that all of the production equipment in the Jianglin factory is currently in place, and the Company is currently in the process of ordering the testing equipment.

76.
We note your statement concerning an analogy between the FDA and SFDA. Does the SFDA regulate your cancer and diabetes drugs and, if so, in what ways does SFDA regulation differ from that of the FDA? For example, if the SFDA approves a drug, can such an approval be utilized to obtain FDA approval for the same drug? To the extent there are differences between the regulatory process for conventional medicines and Traditional Chinese Medicines, please explain the differences in these processes. Also, explain how it is determined whether a medicine is a Traditional Chinese Medicine.

Answer: The SFDA does in fact regulate the Company’s cancer and diabetes drugs. SFDA only approves medicines released into the Chinese markets; and therefore, has no bearing on the FDA approval process. There are no differences between the regulatory processes for conventional medicines and Traditional Chinese Medicines. Traditional Chinese Medicines are ready-make medicines, which are produced according certain curing principles and prescriptions and can be used immediately, such as pills, medicinal granules and capsules.

77.
Please expand the business section to include a detailed discussion of the PRC regulatory regime for your business and specifically the procedures and process, if any, for government approval prior to the sale of your products to the public.

Answer: The business section has been revised to include a detailed discussion of the PRC regulatory regime.

Benda Ebei Products, page 34

78.	Please provide the basis for the statement the analgesic effect of nefopam hydrochloride, that the drug is non-addictive, and has no known side-effects. We may have additional comments.

Answer: The Company has indicated that Nefopam hydrochloride produced by the company does have an obvious pain-killing effect. The atomic formula of it is C17H19NO.HCl. It belongs to non-narcotic analgesics, has no retarding effect to circulation system, has little inhibit effect to breath, and has no survivability and reliability.

79.
Additionally, provide more information about the pharmacological experiment. Was this experiment similar to clinical trials required by the FDA in order to receive FDA approval in the US? To the extent that there are any set standards to these types of pharmacological experiments, please describe them and identify the party that sets these standards. If there are no such industry standards, disclose this information.

Answer: The registration statement has been revised to disclose that pharmacological experiments research the medicines’ effect and mechanism on organisms. On the other side, the experiments also research the organisms’ effect on the medicine. It includes pharmacodynamics and pharmacokinetics. Pharmacological experiments and clinical trials have similarities. Clinical trials are part of pharmacological experiments. However, pharmacological experiments mainly use animals as research subjects, while clinical trials generally utilize patients as research subjects. Pharmacological experiments are carried out by regulations of non-clinical medicine research and quality control issued by SFDA.

Yidu Benda Products, page 34

80.	What do you mean Pfizer has been an indirect customer for TAA since 2004? What is the dollar amount of Pfizer’s purchases? We may have additional comments.

Answer: The registration statement has been revised to disclose that since 2004, the Company has sold tricabroxylic acid amide to Shenzhen Saikane Chemical Engineering Pharmaceutical Company, who owns the right to export this product to its customers, including Pfizer.

81.	Please update the discussion of the status of your Yidu Benda plant.

Answer: The discussion has been updated to disclose the status of the Yidu Benda plant.

Marketing and Distribution Methods of Products and Services, page 35

82.
We note your reference to the payment of “kick-backs” paid to doctors. Please explain how such activity complies with the requirements of the FCPA. In this regard, we note your risk factor pertaining to compliance with the Foreign Corrupt Practices Act. We may have additional comments.

Answer: Please note that in reality, there are “kick-backs” phenomena which are paid by the reps to doctors, not by the company to doctors. However, in the normal course of business, sales commission would be incurred between the company and clients, such as agents or wholesalers etc., in order to have a sense of incentive to them. This sales commission scheme is fully disclosed in the sales contracts and is also allowed by the relevant PRC regulations.

Status of the Publicly Announced New Products/Services, page 37

83.	We note that you are awaiting SFDA approval of Yan Long Anti-cancer liquid. Please explain whether this means that all required clinical trials, if any, have been completed.

Answer: The registration statement has been amended to disclose that Yanlong oral solution has finished its earlier stage of research, and the Company is in the process of applying for SFDA’s permission of clinical experiments. Only after the clinical experiments can the Company obtain the license for the new medicine and the production permission document.

84.
We note that you expect 1000mg:2.5ml Vitamin C Injection vial approval by the end of 2006. Please update this information. Additionally, if you have not yet received approval and have a revised expected approval date, please tell us the basis for your expectation.

Answer: The registration statement has been updated to disclose that SFDA approval has been received for 1000mg:2.5ml Vitamin C Injection.

85.	Please explain the significance of achieving state acceptance and of a filing being completed at the provincial bureau level.

Answer: The Company has described the process of the registration of a medicine at the provincial level as follows: first, you need to make an application in the provincial Food and Drug administration, then you must pass the on-the-spot examination of the provincial registration office and the initial inspection of information experts. After that, you can apply for the experts’ technological evaluation of National Medicine Analysis and Judgment center. Only after you received the technological evaluation, your registration can be transferred to SFDA to have administrative ratification. After the ratification, you will be issued new license and ratification number. In most situations, after the application and record of provincial Food and Drug administration, the company’s products will not be examined again by National Medicine Analysis and Judgment center, which is similar to the first step of technological check.

86.
Footnote 3 in the table appears to relate to Pharyngitis Killer Therapy. However, the disclosure included in footnote 3 appears to apply to Yanglong Anti-cancer oral liquid. Similarly, the reference to footnote 4 and the disclosure in footnote 4 appear to relate to different products. Please revise accordingly.

Answer: Please note that the footnotes have been revised to refer to the proper products.

87.	Please explain the meaning of “7+7 years.”

Answer: According to the relevant Chinese patent drug policies of SFDA, all national protective Chinese patent drugs can apply for a seven-year protective period. During the period, other pharmaceutical enterprises can not produce imitation products. After the first seven years, the company can apply for another seven years’ protective period.

88.
Please disclose the facility you are referring to in footnote 5. Additionally, your disclosure implies that GMP certification will be immediate as soon as the facility is complete. Will the facility be subject to an inspection? It does not appear appropriate to assume that the facility will immediately pass inspection. Please advise or revise.

Answer: Footnote 5 has been revised to disclose the facilities and to disclose that the products and subject to inspection, and will not go into production until the inspection has been completed successfully.

89.
We note your statement that the approval process for new medicines has ceased since November 2006 except for the first class new medicines. Please consider whether risk factor disclose is appropriate. Additionally, explain the term “first class new medicines.”

Answer: The risk factor “THE RECENT NATURE AND UNCERTAIN APPLICATION OF MANY PRC LAWS APPLICABLE TO US CREATE AN UNCERTAIN ENVIRONMENT FOR BUSINESS OPERATIONS AND THEY COULD HAVE A NEGATIVE EFFECT ON US” has been expanded to include the current delay in the approval process for new medicines. “First class new medicines” has been described in Footnote 6.

90.
We note your statement that pharyngitis killer therapy “cures” a wide range of upper respiratory tract infections. Please tell us the whether this conclusion is based on empirical evidence or anecdotal evidence. To the extent that you conducted clinical trials, please describe these trials and the results of the trials.

Answer: Please note that the registration statement has been revised to disclose that clinical trials were conducted and have been described.

91.	Provide the basis for your statement that the oral liquid taken alone has a success rate of up to 80% and if accompanied by further treatment, success rates up to 98% can be achieved.

Answer: The registration statement has been updated to include the results of the clinical comparisons to support the above referenced statement.

Planned Pharyngitis Clinics as of December 31, 2006, page 40

92.	Please update the status of the openings of your clinics.

Answer: The section has been updated to disclose the status of the openings of the clinics.

93.	We note your disclosure that contracts relating to the Beijing Xuwan Hospital and Henan Xin Hua Hospital have been signed. Are these franchising contracts or contracts with host hospital?

Answer: The section has been updated to disclose that the Company provides technical franchise running rights for these hospitals.

Oiweiben Capsule (alleviates symptoms of diabetes), page 40

94.
Please explain whether your statements that this product alleviates the symptoms of diabetes is based on empirical evidence or anecdotal evidence. We note your disclosure that pilot studies were conducted in 2001. Please explain how these pilot studies were conducted.

Answer: Support for the above-referenced statement and a description of the pilot studies is provided below and has also been disclosed in the registration statement:

Qi Wei Xiao Ke capsule is a Chinese traditional medicine capsule whose main raw material is male Sangcan moth of no copulation. Biochemistry engineering technique is used to extract its useful components, which are produced to traditional Chinese medicine capsule preparation by adding six additional kinds of traditional Chinese medicinal materials.

Experiments with animals have shown that it can lower the blood glucose of streptozotocin diabetes big mouse and ALX diabetes little mouse and can increase the big mouse’s glucose tolerance content of ALX and prolong the submerged weight swimming time of ALX diabetes little mouse.

The male Sangcan moth is rich in brain hormone, ecdysone, male hormone, etc. and contains many amino acid, vitamins and microelement that are needed by the human body. The biological extracts of the male Sangcan moth which are added with milk veteh, the extracts of root of yellow kudzuvine and sealwort, and the extracts of medlar, and then mixed with trichosanthes and rhubarb micro mist, are adequate for traditional medicine’s curing for deficiency of both yin and yang, II diabetes of Qi deficiency and blood silt. It is tested for 420 clinical researches in Beijing Guang An Men Hospital-a subordinate hospital of China Academy of Chinese Medical Sciences and Shandong traditional Chinese medicine hospital, Liaoning traditional Chinese medicine hospital, and Jiangsu traditional Chinese medicine hospital which are four clinical experiment base of new drug. The total effective rate is 88.67% regardless of whether the disease history is long or short, and it has no poisonous side effect to human body.

The medicine was conferred patent of invention by National Patent Bureau in 1996 (patent No.æZ96105259·7). Qi Wei Xiao Ke capsule received the new drug license (SFDA No.: Z20010134) and production approval license (SFDA No.: Z200110150) issued by SFDA in October, 2001.

95.	Additionally, disclose that SFDA approval was not required.

Answer: Please note that Qi Wei Xiao Ke capsule received the new drug license (SFDA No.: Z20010134) and production approval license (SFDA No.: Z200110150) issued by SFDA in October, 2001.

96.	Please file your agreement with Shandong Leaf Pharmaceutical Co. or explain why you believe you are not required to file this agreement as an exhibit to the registration statement.

Answer: Please note that the agreement has been filed as an exhibit to the registration statement.

97.
Please revise your disclosure to disclose how many qiweiben production facilitates you are building, where they are located and, if necessary, update the disclosure that you expect them to ready in August 2007.

Answer: The registration statement has been revised to include a table listing the production equipment that has been purchased and installed, which are all located in Benda Ebei and waiting for the government agency for inspection.

Yan Long Anti-Cancer Oral Liquid, page 41

98.	Please disclose whether this product is a conventional or traditional Chinese medicine.

Answer: The registration statement has been revised to disclose that the product is a conventional Chinese patent drug.

99.
Additionally, provide your basis for the statement that Yan Long Anti-cancer Oral Liquid is effective against the identified cancers. To the extent that the statement is based on clinical trials, please describe the trials.

Date	1990. 12	1991. 12	1992. 12	193 .12
Survive people (per)	23	17	11	8

Answer: The registration statement has been revised to disclose that the basis for the above referenced statement was the results of clinical experiments described below.

Yan Long Anti-cancer oral liquid is a kind of Chinese traditional medicine, and it major functions are: supporting the good and evicting the evil, removing blood stasis and detoxification, nourishing blood and permeating air, curing and adjutant curing the early liver cancer before its pathological changes, lung cancer, nasopharyngeal darcinoma, middle and terminal chemo-treatment and the unite administration of radiation treatment. Its prescription consists of six kinds of Chinese traditional medicine. After the 30 clinical trials of primary lung cancer, Yan Long Anti-cancer oral liquid not only obviously improves the symptom, but also raises the patient’s life quality. On some scale, it can resist the growth of tumor, and then decrease it. Even more, some tumors disappear after taking Yan Long Anti-cancer oral liquid, and so the life cycle is prolonged.

Regular visits of 30 lung cancer cases (since 1989)

Among the 8 people who survives, two of them have no recurring and distracting symptoms, three of them have weak self-controlling living abilities, and three of them have recrudescence and are in the hospital again. (Till Tongji time)

100.	Please file the agreement with Dr. Yan Li as exhibit to the registration statement or explain why you believe you are not required to file the agreement as an exhibit.

Answer: Please note that the agreement with Dr. Li has been filed as an exhibit.

101.	Please update your disclosure that your production facilities will be ready by July 2007.

Answer: Please note that the registration statement has been updated to disclose that the production facility and equipments of Yanlong oral solution has been installed and implemented in July 2007.

102.	Provide the basis for your statement that achieving your production targets would likely make you the leading domestic producer of GCLE.

Answer: Please note that the statement has been removed from the registration statement.

103.	Please update the disclosure related to the improvements to your Yidu plant.

Answer: Please note that the registration statement has been updated to disclose that the Company has updated the facility to include some environmentally-friendly equipment, and is currently preparing for the environment evaluation. Once the Company passes the evaluation, it will begin the production and development of the products.

Industry and Competitive Factors, page 42

104.	Please provide the sources of your statements that China is the 9th largest and fastest growing pharmaceutical market in the world and the statements regarding per capita spending.

Answer: Please note that the source of the above-referenced statement is Farrell D., Gersch U., Stephenson E., (2006) The Value of China’s Emerging Middle Class, McKinsey Quarterly.

105.
We note your reference to IMH Health, Inc., Boston Consulting Group and McKinsey & Co. Were any of these reports prepared on your behalf? If you hired these firms to conduct this research, please file their consents as exhibits to the registration statement.

Answer: The Company has disclosed that these reports were not prepared on behalf of the Company,

106.
We note your statement that your Jiangling Benda manufacturing facilities will be GMP compliant by July 2007. Please provide updated information. Additionally, it is not clear how you can predict the granting of a GMP certification. Please explain.

Answer: Please note that the disclosure has been updated to disclose that the Company is currently in the process of completing the installation of the Jiangling Benda manufacturing facilities (for the production APIs) and will apply for GMP authentification upon completion by the end of 2007.

107.	Please update the discussion concerning the status of the FDA certification process for one of your API’s. In addition, please describe how the API will be utilized.

Answer: The discussion has been updated to disclose that the raw material medicine-Ribavirin produced by the Company is the basic anti-virus drug. It is made into an injection for clinical use. In 2003, when SARS became popular in China, the clinical application is mainly Ribavirin and hormones. The Company is currently cooperating with ALP Pharm and will prepare documents according to American raw material import approval standards.

108.	Additionally, given the fact that you have not received FDA approval, explain the basis of your statement that you expect to begin exporting this product to the US in 2007.

Answer: Please note that the statement has been revised to disclose that the Company will begin exporting the product once it has obtained the FDA approval.

Raw materials and principal suppliers, page 43

109.
If you are substantially dependent upon these suppliers, you should file the agreements as exhibits and describe the material terms of the agreements in the business section. If you believe you are not substantially dependent upon these parties, please provide with an analysis supporting this determination, including a discussion of the number of suppliers for these products. If there are a limited number, discuss the potential adverse impact this could have on your future operations.

Answer: The registration statement has been revised to disclose that the standardized purchasing contract, which is designed by the PRC government agency, is being adopted. The major terms (or components) of the purchasing contracts are stated are as follows:

1.	payment schedule which is based on the negotiation;

2.	the goods are inspected and received according to the PRC regulations for materials of producing drug;

3.	breach contract, then parties have the right to sue in the PRC local civil courts;

As there were many transaction contracts during the years, since the company formed purchasing contract with the suppliers for lots of material purchased, therefore we just listed three of those and shown as a sample for reference.

However, the company does not depend on any sole source suppliers, since the raw materials market is opened in the sense that we could have plenty of choices of the suppliers (each category of materials purchased may have three to five suppliers in the market). The company only choose those suppliers who could offer better terms to us and having a long term co-operation relationship.

Our Intellectual Property, page 43

110.	Please identify all material patents, the products the patent relates to and disclose when each expires.

Answer: The registration statement has been revised to identify all material patents, the applicable products, and when each expires.

Research and Development Activities During the Prior Two Fiscal Years, page 44.

111.
To the extent that any of your agreements with the identified universities and institutes are material, they should be filed as exhibits and the material terms should be disclosed. Please revise accordingly. If you have determined that none of these agreements are material, provide us with an analysis supporting your determination and state in your filing that none of these agreements are material.

Answer: Please note that the agreements have been filed as exhibits and the material terms have been disclosed.

Compliance with environmental law, page 44

112.	Please include a discussion of the costs of compliance with environmental regulations. In addition, please update the discussion of the status of your Yidu Benda plant.

Answer: The disclosure has been updated to include a discussion of the cost of environmental compliance and an update on the status of the Yidu Benda plant.

Business of Sibiono, page 45

113.	Please explain the basis for your statement that Gendicine is the first ever commercialized gene therapy product approved in the world by a government agency.

Answer: For support of the above referenced statement, please refer to Xinhua news agency’s reports on September 19, 2003, March 4, 2004, and June 14, 2006; CCTV-1 news broadcasting (February 29, 2004, October 25, 2005, and September 9, 2006); Forbes magazine (Chinese Edition), October 2006, COVER STORY: “Rising star in China’s biotech industry- attacking against the cancer”; Nature Biotechnology, “China Approves First Gene Therapy,” 2004, 22 (1): 3-4; Biopharm International, “The Genesis of Gendicine: The Story Behind the First Gene Therapy,” 2004, 17(5): 42-49.

114.
Additionally, disclose China’s lack of regulatory obstacles in conducting gene therapy trials and consider whether the lack of regulation presents a liability risk that should be discussed in the risk factor section.

Answer: The registration statement has been revised to disclose China’s limited regulatory environment in the area of gene therapy. An appropriate risk factor has been added.

115.	The significance of the national and provincial research and development projects, such as “National 863 Plan,” “National 973 Plan,” etc. is unclear. Please explain.

Answer: The registration statement has been revised to explain the significance of SiBiono’s involvement in the above mentioned projects.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

116.
As a penny stock company, the safe harbor for forward looking statements is not available to you. Please revise to delete the references to Sections 27A of the 1933 Act and 21E of the 1934 Act or revise to clarify that the safe harbor does not apply to your forward looking statements.

Answer: The section has been revised to delete the references to Sections 27A of the 1933 Act and 21E of the 1934 Act.

Certain Relationships and Related Transactions, page 57

117.	We note you have not included a discussion of the related transactions referred to in footnote 12 to the financial statements on page F-12. Please advise or revise.

Answer: The discussion has been updated to include the related transactions referred to in the financial statement footnotes.

118.	Please explain how Mark Littell and Norwood are affiliated with you.

Answer: The section has been revised to disclose that Mark Littell is our former President and sole officer and director, and the President and controlling shareholder of Norwood Ventures Corp.

Executive compensation, page 61

119.
Please expand the discussion to describe the specific details of the employment agreements. For example, the discussion of the employment agreements on page 22 indicates the salary and bonus to be paid for the next three or five years is set forth in the compensation table. However, no bonus is indicated on the table. Also, will the level of compensation paid these individuals remain the same during the term of the agreements?

Answer: The Executive Compensation section has been revised to describe the specific details of the employment agreements.

120.	The summary compensation table includes a reference to footnote (5), however there does not appear to be a footnote (5). Please advise or revise.

Answer: The reference to footnote (5) has been deleted.

121.
The introductory paragraph describing the summary compensation table indicates that in addition to the registrant’s president, the table includes the most highly compensated executives whose annual salary and bonus exceeded $100,000. We note however, that the table reflects that none of the individuals listed received such an amount of salary and bonus. Please advise or revise.

Answer: The introductory paragraph has been revised to more accurately reflect the executives in the table.

122.	In view of the preceding comment and the requirements of Item 402 © of Regulation S-B, please consider whether you should include a narrative disclosure to the summary compensation table.

Answer: Please note that the summary compensation table has been revised to include a narrative disclosure.

Signatures

123.
The registration statement should also be signed by the registrant’s controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed. See instructions 1 and 2 to signatures to Form SB-2.

Answer: The registration statement has been signed by the registrant’s principal accounting officer.

Accounting Comments

General

124.	For each of the comments addressed below, please revise both your March 31, 2007 and December 31, 2006 financial statements accordingly, as applicable.

Answer: Please be advised that the Company’s March 31, 2007 and December 31, 2006 financial statements have been revised in accordance with the comments below.

Management’s Discussion and Analysis

125.	Explain the $530,571 of other expense in 2006.

Answer: The Management Discussion and Analysis has been revised to explain the $530,571 in other expense in 2006.

Critical Accounting Policies, page 51

Revenue Recognition, page 51

126.
It appears that you have merely selected certain accounting policies and repeated those policies here. The intent of identifying critical policies is to identify those that require material assumptions and estimates which is different assumptions and estimates were made would materially affect the financial statements. Revise this disclosure accordingly. For example, we note you identify revenue recognition as a critical policy. Explain how this policy requires significant estimates. If you believe this is a critical policy expand the disclosure for this policy and all other identified policies to quantify the effect on the financial statements of changes in estimates in each year presented or explicitly state that changes in estimates were not material. If material changes in estimate have been recognized, fully explain the new information that became available and why that information could not be anticipated at the date of the original estimate was made.

Answer: The corresponding amendments have been made in the consolidated financial statements.

Liquidity and Capital Resources, page 54

127.
Please disclose here or elsewhere in the filing the cost incurred and the estimated cost to complete the improvement of your waste water treatment systems related to the shut down of Yidu Benda plant and the upgrades and renovations to the Jiangling Benda facility to secure GMP certification.

Answer: The Company will be required to spend additional cash to complete the improvements and renovations to our Yidu Benda and Jiangling Benda facilities. The cost to improve the waste water treatment systems related to the shut down of Yidu Benda plant will be 1.2 million RMB. After the plant becomes operational, the new increased operation cost will be 1.8 million RMB. Approximately 30 million RMB has already been invested into the newly built Jiangling Benda factory, and it is estimated that an additional 45 million RMB will be invested.

128.
Accounts receivable appears to be increasing at a faster rate than sales. Disclose why you believe your accounts receivable is collectible at March 31, 2007 and December 31, 2006 and consider additional disclosure regarding the trend, the reasons for the trend, and the expected effect on your results of operations, liquidity and cash flow from operations. Disclose your standard credit terms and explain why days’ sales in accounts receivable exceeds the credit terms if true.

Answer: The following disclosure has been added to the section on Liquidity for the quarter ending June 30, 2007 in the registration statement in response to the above referenced comment:

The balances of account receivable for the reporting periods as of June 30, 2007 and December 31, 2006 were approximately $6.5 million and $6.2 million respectively. The management believes that such account receivable is collectible because of the following reasons:

a)	Clients whom have sales relationship with our company are all big business wholesale enterprises that have passed GMP Certificate;

b)	The company has maintained good cooperative relations with each other;

c)	Those clients did contribute many helps to the company, in term of business supports, in the previous years. Thus, the company offered them better credit terms which are under the company’s control.

d)	The company realized that it did affect the cash flow situation of the company, therefore the company will put more efforts to reduce the balance of account receivables;

e)	In the month of July 2007, an approximate amount Rmb17 million or $2.25 million was collected; in the month of August 2007, an approximate amount Rmb24 million or $3.17 million was collected.

129.
Your discussion of cash used in operations merely recites amounts appearing on the statement cash flows. Revise the disclosure to explain the underlying reasons for the fluctuations. Explain why cash flows related to inventory fluctuate so much in all periods presented.

Answer: The following discussion has been added to the section on Liquidity for the year ending December 31, 2006 in the registration statement in response to the above referenced comment:

Net cash provided by the operating activities was $2,475,358 in the year ended December 31, 2006, compared to $4,361,572 in the year ended December 31, 2005, a decrease of $1,886,214 or 43%. This was due to the following reasons:

(a)	Account receivable increased by $453K due to the increase of sales for the year 2006;

(b)	Inventory increased by $959K due to fact that:

i.
In the year of 2005, most of the inventories sold were produced in the year of 2004. As of December 31, 2004 and 2005, the balance of inventory was $1.15 MM and $447K (net change was $703K), respectively. In order word, not much resource was put in the funding of inventories.

ii.	However, in the year of 2006, in order to maintain the inventory level, more funding was used in inventory aspect, which resulting the balance at $701K (net change was $254K) as at December 31, 2006.

(c)	The increase in inventory was offset by the increase in the account payable and accrued liabilities in the year of 2006; the net change was $732K.

(d)	Various tax payable increased by $201K was due to the fact that the company made the payment in the year of 2006.

Financial Statements

130.	Have your auditors confirm to us that they traveled to China as part of the audit, or, if they did not travel to China, have them explain to us how they completed the audit without traveling to China.

Answer: Please be advised that a letter from the auditors confirming that they traveled to China as part of the audit, has been included herein supplementally.

131.	Revise the Statement of Stockholders’ Equity to present each item netted in the $540,905 separately.

Answer: The Statement of Stockholders’ Equity has been revised to present each item netted in the $540,905 separately.

132.	Disclose on page F-7 to the audited financial statements how the $2,298,434 consideration was allocated.

Answer: The footnotes have been revised to disclose that the consideration was recorded as an increase in additional paid-in capital.

133.	Revise the balance sheet caption “Receivables, net” to “Trade Receivables, net” if accurate. Report any receivables other than trade receivables separately.

Answer: The balance sheet has been revised to list the trade receivables separately, including Trade Receivables.

134.	Explain in the disclosure why minority interest on the cash flow statement is not the same amount as minority interest on the statement of operations.

Answer: Minority interest has been revised on the cash flow statement to coincide with the minority interest on the statement of operations.

135.	Disclose on page F-11 the amount of exchange gains and losses recognized as required by paragraph 30 of FAS 52.

Answer: The footnotes have been revised to disclose the amount of exchange gains and losses recognized.

136.
Disclosure on page F-17 discusses the Make Good Agreement. In the paragraph beginning “Pursuant to Make Good Agreement…” $15 million shares is disclosed. Clarify if this should be 15 million shares not $15 million shares.

Answer: The footnotes have been revised to properly reference 15 million shares.

Consolidated Statements of Operations

For the period ended March 31, 2007 and 2006, page F-4 and

The year ended December 31, 2006 and 2005, page F-3

137.
Please explain to us why you include a line item called “Gross Profit” when this appears to exclude certain items such as amortization that might be considered “Cost of goods sold.” We believe amortization of intangible assets related to acquired developed products should be included in cost of good sold.

Answer: The components of the amortization of intangible assets were related to the land-used right, drug permits and licenses and technology formulas; all those expenses incurred were general and administrative expenses in nature, therefore the company amortized those items and did not included in the cost of goods sold.

Recent Accounting Pronouncements, page F-9

138.
FIN 48 is effective as of the beginning of the Company’s 2007 fiscal year. Please explain why the company is “currently evaluating the impact that adopting FIN 48 will have on its financial statements” for the period ended March 31, 2007 or revise accordingly.

Answer: Please note that the above mentioned statement has been removed from the Company’s footnotes.

Note 10. Pension and Employment Liabilities, page F-11

139.	Please disclose the amounts contributed to the state sponsored retirement plan for all periods presented.

Answer: The Footnotes have been revised to disclose the amounts contributed to the state sponsored retirement plan for all periods presented.

Note 12, Related Party Transactions, page F-12

140.
Please clarify what you mean by “the overall net impact on the relative party transactions was always negative. In other words, the related parties lend money to the companies within the group during the reported period ended March 31, 2007 and December 31, 2006.” Disclose amounts from the cash flow statement that support your statement.

Answer: The footnote has been revised to clarify the details of the related party transactions.

Note 14, Long Term Convertible Promissory Note, page F-13

141.
Disclose the fair value of the debt and warrants and the amount recognized for each. Also disclose the amount of the debt discount recognized and the price of your common stock on the measurement date.

Answer: Please refer to Footnote 20 to the financial statements for the quarter ended June 30, 2007 included in the registration statement.

142.
Please explain your basis for recording the warrants with an entry to additional paid in capital. It appears that the registration rights agreement requires you to deliver registered shares upon exercise of your warrants. Refer to paragraphs 14-18 of EITF 00-19, which discuss the accounting treatment when a contract is not permitted to be settled in unregistered shares. It appears the warrants may be required to be classified as a liability under EITF 00-19 at fair value, with changes in fair value recorded in earnings (similar to a derivative under SFAS 133). Also explain how you analyzed the Performance Threshold in accounting for that feature.

Answer: Please refer to Footnote 20 to the financial statements for the quarter ended June 30, 2007 included in the registration statement.

143.
THE EITF deliberated the impact of liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. Disclose the effect that FASB Staff Position No. EITF 00-19-2 had on your financial statements. Please also refer to the Division of Corporation Finance “Current Accounting and Disclosure Issues” Section II(B)-Classification and Measurement of Warrants and Embedded Conversion Features (New).

Answer:  In accordance with FASB staff position No. EITF 00-19-2, the Company will record any expense related to the registration delay when it is probable that the liability has been incurred and that the amount can be reasonably estimated.

Note 17, Segment Information, page F-14

144.	Please provide revenues by distinct product or classes of products as required by paragraph 37 of SFAS 131.

Answer: The footnote has been revised to provide revenues by distinct products.

145.
In addition, please disclose total assets by reportable segment as required by paragraph 27 of SFAS 131 and a reconciliation of the segments assets to total assets as required by paragraph 32 © of SFAS 131.

Answer: The footnote has been revised to disclose total assets by reportable segments and a reconciliation of the segments assets to total assets.

146.
Refer to your statement “there were changes in segment assets, basis or segmentation or the way in which segment profit was measured for the quarter ended March 31, 2007 and 2006.” Please provide a description of differences from the last annual report in the basis of segmentation or in the basis of measurement of segment profit or loss. Refer to paragraphs 33 (e) of FAS 131.

Answer: The footnote has been revised to provide a description of profit on loss based on segmentation.

Note 14. Other General and Administrative

147.	Disclose the amounts for 2005 in addition to the amounts for 2006.

Answer: The footnote has been revised to disclose the amounts for 2005.

Amended Form 8-K filed June 15, 2007 and June 18, 2007
Management’s Discussion and Analysis or Plan of Operations of Shenzhen Sibiono Genetech Co., Ltd.,
Quarter ended March 31, 2007 compared to March 31, 2006
Research and Development Expense

148.	Please disclose the factors that led to the decrease of 20% in research and development expense from the quarter ended March 31, 2007 from March 31, 2006.

Answer: Since Gendicine, the final gene therapy product, is already launched into the market, a limit amount would be spent on research and development expenses for the product. Accordingly, there was a decrease of $36,589 or 20% in these particular activities.

Year ended December 31, 2006 compared to December 31, 2005
Net Revenue

149.
You state that the increase in net revenues was attributable to the company promoting its product using sales discount of 25% in 2006. Please tell us how you accounted for this discount. Confirm whether or not you continue to provide these discounts. Quantify the total amount of discounts provided in 2006 and 2005. Tell us why additional disclosure is not required.

Answer: In order to promote the gene therapy product, Gendicine, the company lowered the selling price by 25%, from the average selling price $252 per vial in the year of 2005 to the average selling price $189 per vial in the year of 2006. The company simply lowered the selling price in order to encourage more consumption of the product.

Exhibit 99.1

Statements of Operations

150.	Please explain to us why you include a line item called “Gross profit” when this appears to exclude certain items such as amortization that might be considered “Cost of goods sold.”

Answer:  The components of the amortization of intangible assets were related to the land-used right, drug permits and licenses and technology formulas; all those expenses incurred were general and administrative expenses in nature, therefore the company amortized those items and did not included in the cost of goods sold.

Recent Accounting Pronouncements

151.
FIN 48 is effective as of the beginning of the Company’s 2007 fiscal year. Please explain why the company is “currently evaluating the impact that adopting FIN 48 will have on its financial statements” for period ended March 31, 2007 or revise accordingly.

Answer: Please note that the above mentioned statement has been removed from the Company’s footnotes.

Exhibits 99.2 and 99.3

152.
Please explain your basis for recording the warrants with an entry to additional paid capital. It appears that the registration rights agreement requires you to deliver registered shares upon exercise of your warrants. Refer to paragraphs 14-18 of EITF 00-19 at fair value, with changes in fair value recorded in earnings (similar to a derivative under SFAS 133).

Answer: Please refer to Footnote 20 to the financial statements for the quarter ended June 30, 2007 included in the registration statement.

153.
The EITF deliberated the impact of liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. Disclose the effect that FASB Staff Position No. EITF 00-19-2 had on your financial statements. Please also refer to the Division of Corporation Finance “Current Accounting and Disclosure Issues” Section II(B)-Classification and Measurement of Warrants and Embedded Conversion Features (New).

Answer:  In accordance with FASB staff position No. EITF 00-19-2, the Company will record any expense related to the registration delay when it is probable that the liability has been incurred and that the amount can be reasonably estimated.

Very truly yours,

BENDA PHARMACEUTICAL, INC.

BY:	/s/ Yiqing Wan
Yiqing Wan President